SUMMARY OF CONTRACT FEES AND CHARGES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Annuity.

The first table describes the fees and expenses that you will pay at the time you surrender the Annuity, or take a partial withdrawal.

ANNUITY OWNER TRANSACTION EXPENSES

CONTINGENT DEFERRED SALES CHARGE (CDSC) [1]

Age of Purchase Payment Being Withdrawn	Percentage Applied Against Purchase Payment being Withdrawn
Less than 1 year old	7.0%
1 year old or older, but not yet 2 years old	7.0%
2 year old or older, but not yet 3 years old	6.0%
3 year old or older, but not yet 4 years old	6.0%
4 year old or older, but not yet 5 years old	5.0%
5 year old or older, but not yet 6 years old	5.0%
6 year old or older, but not yet 7 years old	5.0%
7 years old or older	0.0%

1   The years referenced in the above CDSC tables refer to the length of time since a Purchase Payment was made (i.e., the age of the Purchase Payment). Contingent Deferred Sales Charges are applied against the Purchase Payment(s) being withdrawn. Thus, the appropriate percentage is multiplied by the Purchase Payment(s) being withdrawn to determine the amount of the CDSC. Purchase Payments are withdrawn on a "first-in, first-out" basis.

The following table describes the fees and charges that you will pay periodically during the time that you own your Annuity, not including the underlying portfolio annual fees and expenses.

PERIODIC FEES AND CHARGES

Annual Maintenance Fee [2]	Lesser of $50 or 2% of Account Value

ANNUALIZED INSURANCE FEES/CHARGES
(assessed daily as a percentage of the Sub-account)

	MAXIMUM	CURRENT
Mortality & Expense Risk Charge	0.95%	0.95%
Administration Charge	0.15%	0.15%
Defined Income Benefit Charge	1.50% [3]	0.80%
Total Insurance Charge [4]	2.60% [3]	1.90%

2   Assessed annually on the Annuity's anniversary date or upon surrender. Only applicable if the sum of the Purchase Payments at the time the fee is due is less than $100,000.

3   The Defined Income Benefit Charge may be increased one or more times on or after the 7th anniversary of the Issue Date up to the maximum annual rate of 1.50%. We will notify you in advance of any change to the charge and you will be given an opportunity to "opt out" of any charge increase subject to certain conditions.

4   The Insurance Charge has three components: (1) a Mortality & Expense Risk Charge (2) an Administration Charge, and (3) a Defined Income Benefit Charge. The Defined Income Benefit is neither optional nor revocable. However, if the Defined Income Benefit terminates according to the terms of the benefit, then the Defined Income Benefit Charge component of the Insurance Charge will no longer be assessed.

TOTAL ANNUAL MUTUAL FUND OPERATIONG EXPENSES

The next item shows the total annual operating expenses charged by the underlying mutual fund ("Portfolio") that you may pay periodically during the time that you own your Annuity. There is only one Portfolio offered in the Annuity. The "Total Annual Portfolio Operating Expenses" reflect the combination of the underlying Portfolio's investment management fee, other expenses, 12b-1 fees, and certain other expenses. Each figure is stated as a percentage of the underlying Portfolio's average daily net assets.

DEFINED INCOME BENEFIT

The Defined Income Benefit is a guaranteed lifetime withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount over your lifetime ("Single Designated Life"), or over your and your spouse's lives ("Spousal Designated Lives"). Generally, if your Account Value is reduced to zero and you meet certain requirements, we pay a remaining value, as described below under "Guaranteed Income Amount." This benefit also provides for a death benefit equal to the greater of the Account Value and the Return of Purchase Payments Amount (described below), subject to the terms of the benefit. **The Defined Income Benefit is part of your Annuity and is not an optional benefit and may not be revoked.** You may not terminate the Defined Income Benefit. The Defined Income Benefit will terminate only upon specified events (see "Termination of the Benefit," below).

When you purchase the Annuity, you must make a permanent decision whether you wish to own the Single or Spousal version of the Defined Income Benefit. Based upon your decision, the Defined Income Benefit guarantees the ability to withdraw the Guaranteed Income Amount each Annuity Year until the death of the Single Designated Life or Remaining Designated Life regardless of the impact of Sub-account performance on the Account Value. The benefit is subject to our rules regarding the timing and amount of withdrawals. Please see below under "Impact of Non-Lifetime Withdrawals" and "Impact of Lifetime Withdrawals." **The current Income Growth Rate and Income Percentages that are used to determine the Guaranteed Income Amount are disclosed in a prospectus supplement that is filed monthly ("Rate Sheet Prospectus Supplement") that must accompany this prospectus.** Rates and effective dates reflected in the Rate Sheet Prospectus Supplements each month will replace and supersede those reflected in any prior month's Rate Sheet Prospectus Supplement. Please refer to the dates on the Rate Sheet Prospectus Supplement at the time you purchase the Annuity. If the dates on the Supplement have expired, please consult with your Financial Professional to receive a new Rate Sheet Prospectus Supplement for the Income Growth Rate and Income Percentages in effect at the time of your purchase.

As noted above, the Income Growth Rate and Income Percentages applicable to the calculation of the Guaranteed Income Amount are disclosed in Rate Sheet Prospectus Supplements. Please note, in order to receive the applicable Income Growth Rate and Income Percentages stated in a Rate Sheet Prospectus Supplement, your application must be signed and received by us in Good Order within the stated time period during which such rates will be applicable. The rates applicable to your Annuity will not change for the life of your Annuity. This means that the Income Growth Rate and Income Percentages for your Annuity will not change once established. Rates reflected in any Rate Sheet Prospectus Supplement with an effective period that does not include the date you signed your Annuity application and the date we receive it in Good Order will not apply to your Annuity. You should not purchase the Annuity without first obtaining the applicable Rate Sheet Prospectus Supplement, containing the available Income Growth Rate and Income Percentages applicable at the time.

Please see Appendix B to this Prospectus for examples demonstrating how the Guaranteed Income Amount is calculated using various, assumed Income Growth Rates and Income Percentages. The examples are purely hypothetical and are intended to illustrate how we would determine the Guaranteed Income Amount for an Annuity. Your Guaranteed Income Amount would be different than the examples in the appendix depending on the Income Growth Rate and Income Percentages effective at the time you signed your application, your age at the time the initial Purchase Payment is applied, the amount of your initial Purchase Payment, and whether you have elected the single or the spousal version. For more information about currently available Income Percentages and Income Growth Rates, please see the current Rate Sheet Prospectus Supplement.

You are guaranteed to be able to withdraw the Guaranteed Income Amount for the lifetime of the designated life (or lives) provided that you do not take withdrawals of Excess Income that result in your Account Value being reduced to zero. (See "Living Benefit – Owner, Annuitant and Beneficiary Designations" below for details regarding the designated life (or lives).) Withdrawals are taken first from your own Account Value. We are only required to begin making lifetime income payments to you under our guarantee when and if your Account Value is reduced to zero for any reason other than a withdrawal of Excess Income ("Guarantee Payments"). The Defined Income Benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that Sub-account performance will not affect your ability to receive annual payments, and also wish to provide a death benefit to your beneficiaries. You are not required to take withdrawals as part of the benefit – the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit.

Although you are guaranteed the ability to withdraw your Guaranteed Income Amount for life even if your Account Value falls to zero, if any withdrawal is a withdrawal of Excess Income (as described below) and brings your Account Value to zero, your Guaranteed Income Amount also would fall to zero, and the benefit and the Annuity then would terminate. In that scenario, no further amount would be payable under the Defined Income Benefit (and the Death Benefit would not be payable upon death). In marketing and other materials, we may refer to Excess Income as "Excess Withdrawals".

Please note that your Account Value is not guaranteed, can fluctuate and may lose value.

Guaranteed Income Amount
The initial Guaranteed Income Amount is determined on the Issue Date. It is determined by applying the applicable Income Percentage to the Account Value on the Issue Date. The applicable Income Percentage is based on the age of the Single Designated Life, or the younger of the Spousal Designated Lives, on the Issue Date.

When you make a partial withdrawal that is subject to a CDSC and/or tax withholding, we will identify the amount that includes not only the amount you actually receive, but also the amount of the CDSC and/or tax withholding, to determine whether your withdrawal has exceeded the Guaranteed Income Amount. When you take a partial withdrawal, you may request a "gross" withdrawal amount (e.g., $2,000) but then have any CDSC and/or tax withholding deducted from the amount you actually receive. The portion of a withdrawal that exceeded your Guaranteed Income Amount (if any) would be treated as Excess Income and thus would reduce your Guaranteed Income Amount in subsequent years. Alternatively, you may request that a "net" withdrawal amount actually be paid to you (e.g., $2,000), with the understanding that any CDSC and/or tax withholding (e.g., $240) be applied to your remaining Account Value. In the latter scenario, we determine whether any portion of the withdrawal is to be treated as Excess Income by looking to the sum of the net amount you actually receive (e.g., $2,000) and the amount of any CDSC and/or tax withholding (in this example, a total of $2,240). The amount of that sum (e.g., the $2,000 you received plus the $240 for the CDSC and/or tax withholding) that exceeds your Guaranteed Income Amount will be treated as Excess Income – thereby reducing your Guaranteed Income Amount in subsequent years. You should carefully consider whether you should take a net withdrawal because it may negatively impact your Defined Income Benefit. Net Withdrawals are not available for withdrawals of your Guaranteed Income Amount through our systematic withdrawal program.

Account Value is Reduced to Zero
To the extent that your Account Value was reduced to zero as a result of withdrawals in an Annuity Year that are less than or equal to the Guaranteed Income Amount, and Guarantee Payments are still payable under the Defined Income Benefit, we will make an additional payment, if any, for that Annuity Year equal to the remaining Guaranteed Income Amount for the Annuity Year. Thus, in that scenario, the remaining Guaranteed Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Guaranteed Income Amount as described in this section. We will make payments until the death of the Single Designated Life, the simultaneous deaths of both Spousal Designated Lives, or the death of the Remaining Designated Life, as applicable. After the Account Value is reduced to zero, you will not be permitted to make additional Purchase Payments to your Annuity. **If you take a withdrawal of Excess Income (i.e., a Lifetime Withdrawal that exceeds the Guaranteed Income Amount) that reduces your Account Value to Zero or if you take a Non-Lifetime Withdrawal that reduces your Account Value to Zero, the Annuity terminates and we will pay no additional amounts to you.**

Unless you request an alternate mode of payment we make available, we make such Guarantee Payments once each Annuity Year.

We will commute any Guarantee Payments due and pay you a lump sum if the total Guarantee Payment due each Annuity Year is less than $100. We commute the Guarantee Payments in a manner equivalent to commuting payments for:
- a joint life and last survivor fixed annuity if both Spousal Designated Lives are living and each other's spouse when Guarantee Payments would begin, or
- a single life fixed annuity if there is a Remaining Designated Life under this Rider, or if the Defined Income Benefit was issued with a Single Designated Life.

We use the same basis that is used to calculate the guaranteed annuity rates in the Annuity.

Please note that if your Account Value is reduced to zero, all subsequent payments will be treated as guarantee payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments. If your Account Value is reduced to zero due to withdrawals of Excess Income or annuitization, any Death Benefit value, including the Return of Purchase Payments Amount, will terminate and no Death Benefit amount is payable. This means that any Death Benefit is terminated and no Death Benefit is payable if your Account Value is reduced to zero as the result of either a withdrawal in excess of your Guaranteed Income Amount or less than or equal to, your Guaranteed Income Amount. (See "Death Benefits" for more information.)

In addition to the guaranteed lifetime income feature, the Defined Income Benefit also provides for annuity payments and a Death Benefit. Please see the "Annuity Options – Annuity Payments under the Defined Income Benefit" section below for a description of annuity options that apply under the Defined Income Benefit. Please see the "Death Benefit – Return of Purchase Payments Death Benefit" section below for a description of the Return of Purchase Payments Death Benefit that applies under the Defined Income Benefit.

Other Important Considerations
- You should carefully consider when to begin taking Lifetime Withdrawals. If you begin taking withdrawals shortly after you purchase the Annuity, you may maximize the time during which you may take Lifetime Withdrawals due to longer life expectancy, but may limit your ability to take advantage of the opportunity to increase your future Guaranteed Income Amount by the Income Growth Rate. You should discuss with your Financial Professional when it may be appropriate for you to begin taking Lifetime Withdrawals.
- The current annualized charge for the Defined Income Benefit is 0.80% of the average daily net assets of the Sub-account. You will begin paying this charge on the Issue Date even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid if you choose never to take any withdrawals and/or if you never receive any lifetime income payments. We may increase the Defined Income Benefit Charge one or more times at any time on or after the 7th anniversary of your Issue Date. The maximum annualized charge for the Defined Income Benefit is 1.50% of the average daily net assets of the Sub-account. We will notify you in advance of any change in the charge and you will be given an opportunity to "opt out" of any charge increase subject to certain conditions. If you decide to "opt out" of the charge increase, your Guaranteed Income Amount will be reduced. Please see "Fees, Charges and Deductions" later in this Prospectus for more information on the "opt out" process.

FEES, CHARGES AND DEDUCTIONS

In this section, we provide detail about the charges you incur if you own the Annuity.

The charges under the Annuity are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Annuity. They are also designed, in the aggregate, to compensate us for the risks of loss we assume. If, as we expect, the charges that we collect from the Annuity exceed our total costs in connection with the Annuity, we will earn a profit. Otherwise we will incur a loss. For example, Pruco Life of New Jersey may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations and other expenses under the Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In general, a given charge under the Annuity compensates us for our costs and risks related to that charge and may provide for a profit. However, it is possible that with respect to a particular obligation we have under this Annuity, we may be compensated not only by the charge specifically tied to that obligation, but also from one or more other charges we impose.

With regard to charges that are assessed as a percentage of the value of the Sub-account, please note that such charges are assessed through a reduction to the Unit value of your investment in the Sub-account, and in that way reduce your Account Value.

Insurance Charge: We deduct an Insurance Charge daily based on the annualized rate shown in the "Summary of Contract Fees and Charges." The charge is assessed against the assets allocated to the Sub-account. The Insurance Charge is the combination of the Mortality & Expense Risk Charge, the Administration Charge, and the Defined Income Benefit Charge. The Insurance Charge is intended to compensate Pruco Life of New Jersey for providing the insurance benefits under the Annuity, including the Annuity's Death Benefit that provides guaranteed benefits to your Beneficiaries even if your Account Value declines, and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge also covers our administrative costs associated with providing the Annuity benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. The charge covers the risk that our assumptions about the mortality risks and expenses under the Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs. Finally, the charge compensates Pruco Life of New Jersey for providing the insurance benefits provided under the Defined Income Benefit, Guarantee Payments, and the Return of Purchase Payments Death Benefit.

As described in the "Summary of Contract Fees and Charges," the Defined Income Benefit Charge can be increased one or more times at any time on or after the 7th anniversary of your Issue Date up to the maximum amount reflected therein. We will notify you in advance of any change in the Charge. Once you are notified of any charge increase, you will have the ability to opt-out of the new charge. If you elect to opt-out, your Guaranteed Income Amount will be permanently reduced by 5% on the next anniversary of your Issue Date, and the Defined Income Benefit Charge will continue at the present rate. If you wish to opt-out, you must notify us within the stated time period described in our notice to you. When we receive your opt-out request, we will send you a form confirming the estimated dollar amount of the 5% Guaranteed Income Amount reduction. If, at that time, you would still like to elect the opt-out, you must sign and return the form to us at our Service Office in Good Order. Please keep in mind that opting out of the charge increase will have a negative impact to your Guaranteed Income Amount. You may want to consult with your Financial Professional to determine whether opting out is in your best interest. Please keep in mind that while you are receiving your Guaranteed Income Amount its value remains constant, however the amount deducted from your Account Value for the Insurance Charge may vary due to fluctuations of your Account Value.

If you are receiving this Prospectus as a current owner having purchased the Annuity prior to April 28, 2014, the ability to opt-out of a charge increase is not provided for in your contract. For these contracts, the fee shall not be increased unless and until an amended rider is provided to the contract owner. Notwithstanding this, if we decide to increase the charge, we will make the opt out available to contract owners who purchased prior to April 28, 2014.

The Defined Income Benefit is neither optional nor revocable. However, if the Defined Income Benefit terminates according to the terms of the benefit, then the Defined Income Benefit Charge component of the Insurance Charge will no longer be assessed. We will not refund any charges you have paid.

Fees and Expenses Incurred by the Portfolio: The Portfolio incurs total annualized operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees or short sale expenses that may apply. These fees and expenses are reflected daily by the Portfolio before it provides Pruco Life of New Jersey with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the prospectus for the Portfolio.

Annual Maintenance Fee: Prior to Annuitization, we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is equal to $50 or 2% of your Account Value, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender unless the surrender is taken within 30 days of the most recently assessed Annual Maintenance Fee. The fee is taken from the Sub-account. The Annual Maintenance Fee is only deducted if the sum of the Purchase Payments at the time the fee is deducted is less than $100,000. We do not impose the Annual Maintenance Fee upon Annuitization (unless Annuitization occurs on an Annuity anniversary), or the payment of a Death Benefit.

Contingent Deferred Sales Charge ("CDSC"): A CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials and other promotional expenses. We may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal. The CDSC is calculated as a percentage of your Purchase Payment being surrendered or withdrawn. The CDSC percentage varies with the number of years that have elapsed since each Purchase Payment being withdrawn was made. If a withdrawal is effective on the day before the anniversary of the date that the Purchase Payment being withdrawn was made, then the CDSC percentage as of the next following year will apply. The CDSC percentages are shown under "Summary of Contract Fees and Charges."